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Exhibit 99(e)(8)

EMPLOYMENT AGREEMENT

    This Employment Agreement (the "Agreement") is made and entered into as of March 9, 2001 (the "Effective Date"), by and between CIDCO Incorporated, a Delaware corporation (the "Company") and Howard Leyda ("Executive").

Recitals

    The Company and Executive desire to enter into this Agreement in order to provide compensation and benefits to Executive and to encourage Executive to devote his full attention and dedication to the Company and to continue his employment with the Company. The Company believes that the existence of this Agreement will serve as an incentive to Executive to remain in the employ of the Company and will enhance its ability to call on and rely upon Executive to continue to provide services to the Company.

    1.  Definitions.  As used in this Agreement, unless the context requires a different meaning, the following terms shall have the meanings set forth herein:

      (a) "Cause" means:

         (i) Executive's theft, material act of dishonesty, fraud, or intentional falsification of any employment or Company records, or Executive's commission of any criminal act which impairs Executive's ability to perform his duties under this Agreement;

        (ii) the neglect or refusal of Executive to substantially fulfill his material duties as an employee;

        (iii) improper disclosure of the Company's confidential, business or proprietary information by Executive;

        (iv) a material breach of any fiduciary duty by Executive with respect to the Company resulting in material harm to the Company; or

        (v) Executive's conviction (including any plea of guilty or nolo contendere) for a crime involving moral turpitude or which causes material harm to the reputation and standing of the Company, as determined by the Company in good faith.

      (b) "Change in Control" means the occurrence of either:

         (i) the sale, exchange or transfer of all or substantially all of the property and assets of the Company; or

        (ii) a merger or consolidation in which the Company is a party or the direct or indirect sale or exchange by the stockholders of the Company of a majority of the voting stock of the Company which, in any such event, constitutes a "Change in Control," as defined in subsection 12(b) of the CIDCO Incorporated Amended and Restated 1993 Stock Option Plan as in effect on the Effective Date.

      (c) "Constructive Termination" means the occurrence of any of the following conditions, which condition(s) remain(s) in effect thirty (30) days after written notice to the Company's Chief Executive Officer from Executive of such condition(s), which written notice of condition(s) shall be delivered by Executive to the Chief Executive Officer within ten (10) days following the occurrence of the alleged condition(s):

         (i) a material decrease in Executive's annual base salary which is made without Executive's written consent, except that, in the event of a reduction in base salary that is initiated for all executives, such action can be taken and will not constitute Constructive Termination for purposes of this Agreement nor will it require Executive's written consent;

        (ii) a demotion, a material reduction in Executive's position, responsibilities or duties or a material, adverse change in Executive's substantive functional responsibilities or duties, as measured against Executive's position, responsibilities or duties immediately prior to such change causing it to be of materially less stature or responsibility;

        (iii) any material breach of this Agreement by the Company; or

        (iv) any failure or refusal of a successor company to assume the Company's obligations under this Agreement as required by Section 16.

      (d) "Permanent Disability" means that:

         (i) Executive has been incapacitated by bodily injury or disease so as to be prevented thereby from engaging in the performance of Executive's duties;

        (ii) such incapacity shall have continued for a period of four (4) consecutive months or six (6) months in any twelve (12) month period; and

        (iii) such incapacity will, in the opinion of a qualified physician, be permanent and continuous during the remainder of Executive's life.

    2.  Position and Duties.  Executive shall continue to be an at-will employee of the Company. Executive shall also be entitled to continue to participate in and to receive benefits on the same basis as other executive or senior staff members under any of the Company's employee benefit plans as in effect from time to time. In addition, Executive shall be entitled to the benefits afforded to other employees similarly situated under the Company's vacation, holiday and business expense reimbursement policies. Executive agrees to devote his full business time, energy and skill to his duties at the Company. These duties shall include, but not be limited to, any duties consistent with his position which may be assigned to Executive from time to time.

    3.  Benefits Upon Executive's Termination for Cause, Voluntary Termination, Permanent Disability or Death.   In the event that Executive voluntarily terminates his employment relationship with the Company at any time and his termination is not for nor deemed for Constructive Termination, or in the event that Executive's employment terminates as a result of his death or Permanent Disability or for Cause, Executive shall be entitled to no compensation or benefits from the Company other than those earned under Section 2 above through the date of his termination of employment.

    4.  Termination for Other Than Cause and/or for Constructive Termination.  If Executive's employment is terminated by the Company for any reason other than Cause or if Executive terminates his employment with the Company for Constructive Termination, Executive shall be entitled to the following separation benefits:

      (a) six (6) months of Executive's of compensation, paid in a lump sum payment, less applicable withholding. The compensation owed to Executive is calculated based on the average monthly total compensation received by Executive, which includes all salary, bonuses, or commissions, paid over the prior twelve months multiplied by six; and

      (b) Executive shall be entitled to elect continued medical insurance coverage in accordance with the applicable provisions of federal law (COBRA) and the Company shall pay for the cost of such COBRA coverage for six (6) months. This payment shall be made in a lump sum together with the payment described in subsection 4(a). If such coverage included Executive's dependents immediately prior to the date of termination, such dependents shall also be covered at the Company's expense for the same time period as Executive's COBRA coverage described above; and

      (c) Executive and Company executed on September 20, 2000 a Promissory Real Estate Term Note and Pledge Agreement. Under the terms of this agreement Executive has promised to repay the Note in full in the form of one "balloon" payment thirty six (36) months from the execution date above. Executive shall be entitled to an additional twelve (12) months to repay the Note.

    5.  Additional Benefit Upon Certain Termination After Change in Control.  If, within six (6) months following the date of consummation (i.e., the closing) of a Change in Control, Executive either (i) is given notice of termination of his employment by the Company for any reason other than Cause or (ii) gives notice to the Company of the occurrence of one or more conditions constituting Constructive Termination and subsequently terminates his employment with the Company on the basis of such Constructive Termination, then in either such event Executive shall be entitled to the Stock Option Acceleration Benefit described below in addition to the payments and benefits provided by Section 4. Except as otherwise provided below, the Stock Option Acceleration Benefit shall apply to each option (an "Option") to purchase shares of stock of the Company or its successor granted to Executive by the Company or its successor and outstanding as of the date ten (10) business days prior to the effective date of the termination of Executive's employment (the "Effective Termination Date") for a reason described in this Section 5, regardless of whether such Option was granted before, on or after the Effective Date of this Agreement. Pursuant to the Stock Option Acceleration Benefit:

      (a) the vesting and exercisability of each Option shall be computed on the basis of monthly vesting periods commencing on the date contemplated by the stock option agreement evidencing such Option (the "Vesting Commencement Date") notwithstanding that such agreement provides for vesting on the basis of one or more periods of different length, such as a year; and

      (b) in addition to the number of actual full months of Executive's employment with the Company from the Vesting Commencement Date through the Effective Termination Date, Executive shall be credited, effective as of the date ten (10) business days prior to the Effective Termination Date, with an additional number of full months of employment for Option vesting purposes equal to six (6) months. The intent of this provision is to provide the Executive with an additional Six (6) months of vesting on all slates of options granted to Executive regardless of possible conflicting vesting schedules.

This Section 5 shall not be applied or construed in any manner that would reduce the degree of vesting or exercisability of any Option determined in the absence of this Section. Notwithstanding any provision of this Section 5 to the contrary, if it is determined that the provisions or operation of this Section 5 would preclude treatment of a Change in Control as a "pooling-of-interests" for accounting purposes and provided further that in the absence of this Section 5 such Change in Control would be treated as a "pooling-of-interests" for accounting purposes, then this Section 5 shall be void ab initio, and the vesting and exercisability of each Option shall be determined under any other applicable provision of the stock option agreement evidencing such Option.

    6.  Required Advance Notice of Termination for Other Than Cause.  No termination of Executive's employment by the Company for any reason other than Cause shall be effective prior to the tenth (10th) business day following the date on which Executive is given written notice of such termination.

    7.  Excess Parachute Payment.  In the event that any payment or benefit received or to be received by Executive pursuant to this Agreement or otherwise would subject Executive to any excise tax pursuant to Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), due to the characterization of such payment or benefit as an excess parachute payment under Section 280G of the Code, Executive may elect in his sole discretion to reduce the amounts of any payments or benefits otherwise called for under this Agreement in order to avoid such characterization.

    8.  Conflict of Interest/Non-Solicitation.  Executive agrees that for a period of six (6) months following termination of his employment with the Company, he will not, directly or indirectly, solicit the services of or in any manner persuade employees, customers or vendors of the Company to discontinue that person's or entity's relationship with or to the Company as an employee, customer or vendor, as the case may be.

    9.  Payment of Taxes.  All payments made to Executive under this Agreement shall be subject to all applicable federal and state income, employment and payroll taxes.

    10.  Exclusive Remedy.  Under any claim for breach of this Agreement or wrongful termination, the payments and benefits provided for in Section 4 and Section 5 as applicable shall constitute

Executive's sole and exclusive remedy for any alleged injury or other damages arising out of the cessation of the employment relationship between Executive and the Company in the event of Executive's termination. Except as expressly set forth herein, Executive shall be entitled to no other compensation, benefits, or other payments from the Company as a result of any termination of employment with respect to which the payments and/or benefits described in Section 4 and Section 5 as applicable have been provided to Executive.

    11.  Proprietary and Confidential Information.  Executive agrees to continue to abide by the terms and conditions of the Company's confidentiality and/or proprietary rights agreement between Executive and the Company.

    12.  Arbitration.  Pursuant to the Federal Arbitration Act, any claim, dispute or controversy arising out of this Agreement, the interpretation, validity or enforceability of this Agreement or the alleged breach thereof shall be submitted by the parties to binding arbitration in Santa Clara County, California or elsewhere by mutual agreement. The selection of the arbitrator and procedure shall be governed by the Employment Arbitration Rules of the American Arbitration Association. The arbitrator shall be someone with an employment law background and from the AAA Commercial Arbitration Panel, or if both parties agree, the Judicial Arbiters Group. Notwithstanding the above, this arbitration provision shall not preclude the Company from seeking injunctive relief from any court having jurisdiction with respect to any disputes or claims relating to or arising out of the misuse or misappropriation of the Company's trade secrets or confidential and proprietary information or the breach of any provisions by Executive of the Company's confidentiality and/or proprietary rights agreement between Executive and Company. Each party shall bear its own costs and expenses of arbitration or litigation, including but not limited to attorneys fees and other costs. Judgment may be entered on the award of the arbitration in any court having jurisdiction.

    13.  Interpretation.  Executive and the Company agree that this Agreement shall be interpreted in accordance with and governed by the laws of the State of California.

    14.  Conflict in Benefits.  This Agreement shall supersede all prior arrangements, whether written or oral, and understandings regarding the subject matter of this Agreement including but not limited to any severance plans or arrangements or prior employment agreements, and shall be the exclusive agreement for the determination of any payments due upon Executive's termination of employment; provided, however, that this Agreement is not intended to and shall not affect, limit or terminate (i) any plans, programs, or arrangements of the Company that are regularly made available to a significant number of employees of the Company, (ii) any agreement or arrangement with Executive that has been reduced to writing and which does not relate to the subject matter hereof, (iii) any indemnification rights described below, or (iv) any agreements or arrangements hereafter entered into by the parties in writing, except as otherwise expressly provided herein.

    15.  Release of Claims.  No benefits shall be paid to Executive under this Agreement unless and until Executive shall, in consideration of the payment of such benefits, execute a release of claims in the form attached hereto as Exhibit A and all applicable waiting periods thereunder shall have expired.

    16.  Successors and Assigns.  This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns. In view of the personal nature of the services to be performed under this Agreement by Executive, he shall not have the right to assign or transfer any of his rights, obligations or benefits under this Agreement, except as otherwise noted herein.

    17.  Notices.  All notices and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person or sent by confirmed facsimile transmission, when received if given by Federal Express or other internationally recognized overnight courier service, or five (5) business days after deposit in the United

States Post Office, postage prepaid, by first-class registered or certified mail, return receipt requested, addressed as follows:

if to the Company:	CIDCO Incorporated 220 Cochrane Circle Morgan Hill, CA 95037 Attn: Corporate Secretary

and if to Executive at the address specified at the end of this Agreement. Notice may also be given at such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

    18.  No Representations.  Executive acknowledges that he is not relying and has not relied on any promise, representation or statement made by or on behalf of the Company which is not set forth in this Agreement.

    19.  Validity.  If any one or more of the provisions (or any part thereof) of this Agreement shall be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions (or any part thereof) shall not in any way be affected or impaired thereby.

    20.  Modification.  This Agreement may only be modified or amended by a supplemental written agreement signed by Executive and the Company.

(THE BALANCE OF THIS PAGE IS INTENTIONALLY BLANK)

    21.  Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.

    IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year written below.

CIDCO Incorporated
Date: March 12, 2001	By:	/s/ RICHARD KENT Richard Kent
Title: CFO & COO
EXECUTIVE: Howard Leyda
Date: March 9, 2001		/s/ HOWARD LEYDA Executive's Signature
Address for Notice to Executive:

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  Exhibit 99(e)(8)
EMPLOYMENT AGREEMENT